
Ask
FUNDING
money when it matters




10015131

11 January 2010

SEC No. 82-34925

SUPPL

Filing Desk
US Securities and Exchange Commission
100 F Street, N.E.
Washington DC 20549

Dear Sir/ Madam, Impact Capital Ltd

The attached papers relate to submissions by the Company, under Rule 12g3-2(b) in respect to the month of December 2009.

Sincerely,

Alison Hill
Chief Financial Officer
& Company Secretary

dlw 1/28

P 1800 587 827
F 1300 727 390

PO Box 7111
Riverside Centre,
Brisbane Qld 4001

Form 604

Corporations Act 2001
Section 671B

Notice of Change of interests of substantial holder

To Company Name/Scheme: Ask Funding Limited (Formerly Impact Capital Limited)

ACN/ARSN: 094 503 385

1. Details of substantial holder

Name: Ward Ferry Management (BVI) Limited (As Investment Manager)

ACN/ARSN (if applicable):

There was a change of interests of the substantial holder on: 02/Dec/2009

The previous notice was given to the company on: 02/April/2008

The previous notice was dated: 01/April/2008

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of Securities (4)	Previous Notice		Present Notice	
	Person's votes	Voting power (5)	Person's Votes	Voting Power
Ordinary	5,658,304	8.68%	3,623,255	5.49%

3. Changes in relevant interests

Particulars or each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
2 Dec 2009	Ward Ferry Management (BVI) Limited, as Investment Manager to WF Asian Reconnaissance Fund Limited	More than 1% decrease in shareholding held by the fund account.	2,035,049 shares sold on 2 Dec 2009 (Consideration: AUD 640,399.40)	2,035,049 Ordinary Shares	2,035,049

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Ward Ferry Management (BVI) Limited	HSBC Custody Nominees Australia Limited – A/C 2	WF Asian Reconnaissance Fund Limited	Beneficial Owner	3,623,255 Ordinary Shares	3,623,255

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Ward Ferry Management (BVI) Limited	2906-07, 29th Floor , One Exchange Square, Central, Hong Kong
WF Asian Reconnaissance Fund Limited	2906-07, 29th Floor , One Exchange Square, Central, Hong Kong

Signature

print name *For and on behalf of* WARD FERRY MANAGEMENT (BVI) LIMITED capacity Annie Lai - Authorised Signature



sign here *Authorized Signature(s)* date 3 December 2009

605 Page 2/2 15 July 2002

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group, if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Included details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement must accompany this form, together with a written stament certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Form 605

Corporations Act 2001 Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme: Ask Funding Limited (Formerly Impact Capital Limited)

ACN/ARSN: 094 503 385

1. Details of substantial holder(1)

Name: Ward Ferry Management (BVI) Limited (As Investment Manager)

ACN/ARSN (if applicable):

The holder ceased to be a substantial holder on: 4-Dec-2009

The previous notice was given to the company on: 3-Dec-2009

The previous notice was dated: 2-Dec-2009

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change(5)	Class (6) and number of securities affected	Person's votes affected
4 December 2009	Ward Ferry Management (BVI) Limited, as Investment Manager to WF Asian Reconnaissance Fund Limited	Disposal of all shares on 4 December 2009	3,623,255 shares sold on 4 Dec 2009 (Consideration: AUD 1,136,931.23)	3,623,255 Shares	3,623,255

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Ward Ferry Management (BVI) Limited	c/o 2906-07, One Exchange Square, Central, Hong Kong
WF Asian Reconnaissance Fund Limited	2906-07, 29th Floor , One Exchange Square, Central, Hong Kong

Signature *For and on behalf of*

WARD FERRY MANAGEMENT (BVI) LIMITED



print name ______ capacity Annie Lai - Authorized Signature

sign here ______ date 9 December 2009

Authorized Signature(s)

605 page 2/2 15 July 2001

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 4 of the form.

(2) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(3) See the definition of "associate" in section 9 of the Corporations Act 2001.

(4) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies). See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(5) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(6) The voting shares of a company constitute one class unless divided into separate classes.

(7) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme: ASK FUNDING LIMITED

ACN/ARSN: 094 503 385

1. Details of substantial holder (1)

Name: MRS J E LONDON AND MR J G S LONDON

ACN/ARSN (if applicable): <THE PACIFIC FIRE PROTECTION SUPER FUND A/C>

The holder became a substantial holder on 4/12/2009

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
ORDINARY	3,688,255	3,688,255	5.59%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
MRS J E LONDON AND MR J G S LONDON	OWN HOLDING	ORDINARY 3,688,255
<THE PACIFIC FIRE PROTECTION SUPER FUND A/C>		

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
MRS J E LONDON AND MR J G S LONDON	SAME	SAME	3,688,255
<THE PACIFIC FIRE PROTECTION SUPER FUND A/C>			

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
MRS J E LONDON AND	4/12/2009			
MR J G S LONDON		$1,167,863.45		3,688,255
<THE PACIFIC FIRE				

PROTECTION SUPER FUND A/C>

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
MR JG LONDON AND MRS JE LONDON (THE PACIFIC FIRE PROTECTION SUPER FUND A/C)	74 ADMIRALTY DRIVE PARADISE WATERS SURFERS PARADISE QLD 4217

Signature

print name Jennifer Edna London capacity TRUSTEE

print name James Graham Stevenson London capacity TRUSTEE

sign here date 8 / 12 / 2009

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity:	ASK FUNDING LIMITED
ABN:	22 094 503 385

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ALISON HILL (alternate for Russell Eric Templeton)
Date of last notice	19 November 2009

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	14 December 2009
No. of securities held prior to change	169,784 Shares
Class	Fully Paid Ordinary Shares
Number acquired	10,000
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$0.290000 per share
No. of securities held after change	179,784 Shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.


Ask
FUNDING
money when it matters

ASX / MEDIA RELEASE **21 December 2009**

MARKET UPDATE AND PROFIT GUIDANCE

- **FY2010 full year normalised operating profit before tax forecast of between $4.5m to $5.0m**
- **1H FY2010 normalised pre-tax operating profit expected in range of $1.75m to $1.9m compared to $2.6m in the previous corresponding period**
- **Strong net operating cash flows generated in the period with gross debt reduced to $40.7m**

The Board of Ask Funding Limited (ASX: AKF) has today updated earnings guidance and expects the Company to report a normalised operating profit before tax (NOPBT) of between $4.5 million and $5.0 million for FY2010 year compared to $5.0 million achieved in FY2009.

However, NOPBT for the first half of the year ending 31 December 2009 has been estimated in the range of $1.75 million to $1.9 million, representing a decrease of approximately 27 per cent from $2.6 million in the previous corresponding period.

Managing Director Russell Templeton said that while net interest income for the year to date is in line with the previous corresponding period, NOPBT in the first half has been adversely impacted by a range of factors related mainly to strategic decisions taken to reinvest in the business including:

- an increase of $0.55 million in the Company's advertising and marketing spend associated with the *Injury Loan* campaign, expansion of accredited law firms for the *Disbursement Funding* product and market awareness of the *Ask Funding* brand; and
- an increase of $0.1 million in IT costs associated with the installation of new technology platforms and bedding down new document and customer relationship management systems.

Mr Templeton said the Board had in late FY2009 approved several key strategies considered vital to the Company's long term sustainability and growth in terms of both brand awareness and barriers to potential competitors.

"Implementation of these strategies, which the Board continues to support strongly, carries a short term cost and this has previously been communicated to shareholders," Mr Templeton said.

"The other contributor to the reduction in NOPBT is an increase of $0.25 million in loan impairment, which although higher in the current period in comparison to the expense for the previous corresponding period, is in line with management's expectations. It is anticipated that the bad debt cycle will continue to work it's way through and the current level of impairment provisioning, having peaked or levelled out, will begin to regularise in line with the economic conditions over subsequent reporting periods."

P 1800 587 827
F 1300 727 390
PO Box 7111
Riverside Centre,
Brisbane Qld 4001

This product is issued by Ask Funding Limited.
ABN 22 094 503 385

Mr Templeton said the Company had continued to generate strong net operating cash flows during the half year while reducing gross debt to $40.7 million.

Ask Funding will report its financial results for the six months to December 31, 2009 on February 19, 2010.

ABOUT ASK FUNDING

Ask Funding Limited (formerly Impact Capital Limited) was the first mainstream pre-settlement lender to list on the Australian Securities Exchange.

The company's main product offerings relate to:

- Personal injury claims;
- Matrimonial settlements;
- Inheritance Funding; and
- Outlay disbursement funding for key legal firms and their clients.

For further information please contact:

Russell Templeton	Alison Hill
Managing Director	Chief Financial Officer and Company Secretary
+ 61 (0) 7 3211 8000	+ 61 (0) 7 3211 8000
+ 61 (0) 407 639 622	+ 61 (0) 411 488 850